UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Executive Vice President

Landsea Holdings Corporation

530 Lytton Ave, 2nd Floor, Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 13,265,151 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 9,035,151 (1)(A) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 13,265,151 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.56% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of (A) 9,035,151 shares of common stock “(“Common Stock”) of Landsea Homes Corporation (the “Issuer”) held of record by Landsea Holdings Corporation (“Landsea Holdings”) immediately following the completion of the transfer of (i) 4,100,000 shares of Common Stock by Landsea Holdings pursuant to the terms of the Payment Agreement Regarding Credit Agreement and Loan Documents (the “Payment Agreement”) dated May 10, 2024, entered into by Landsea Holdings as borrower, and 1103849 B.C. LTD., as lender (the “Lender”) to Ever Fast Holdings Limited, a subsidiary and designee of the Lender (“Ever Fast”) on May 14, 2024, (ii) 80,000 shares of Common Stock by Landsea Holdings to Qin Zhou pursuant to that certain Stock Bonus Award Agreement between Landsea Holdings and Qin Zhou (the “Zhou Agreement”) on June 3, 2024, (iii) 50,000 shares of Common Stock by Landsea Holdings to Yitu Wang pursuant to that certain Stock Bonus Award Agreement between Landsea Holdings and Yitu Wang (the “Wang Agreement,” together with the Zhou Agreement the “Stock Bonus Award Agreements”) on June 3, 2024, (iv) 150,000 shares of Common Stock by Landsea Holdings to Chao Liu on June 20, 2024 pursuant to that certain Stock Purchase Agreement dated June 17, 2024 between Landsea Holdings and Chao Liu (the “Liu SPA”), (v) 150,000 shares of Common Stock by Landsea Holdings to Xiao Ning Liu on June 20, 2024 pursuant to that certain Stock Purchase Agreement dated June 17, 2024 between Landsea Holdings and Xiao Ning Liu (the “Xiao Ning SPA”), (vi) 150,000 shares of Common Stock by Landsea Holdings to Wan Kian Chong on June 20, 2024 pursuant to that certain Stock Purchase Agreement dated June 17, 2024 between Landsea Holdings and Wan Kian Chong (the “Chong SPA,” collectively with the Liu SPA and the Xiao Ning SPA, the “SPAs”), and (vii) 3,225,578 shares of Common Stock owned by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings; and (B) (i) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement dated May 10, 2024 (the “Voting and Stockholder Agreement”) between Landsea Holdings, the Lender and Ever Fast, (ii) 80,000 shares of Common Stock Landsea Holdings transferred to Qin Zhou pursuant to the Zhou Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Qin Zhou, and (iii) 50,000 shares of Common Stock Landsea Holdings transferred to Yitu Wang pursuant to the Wang Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Yitu Wang.

(2)

The percentage ownership is based upon 36,282,883 shares of Common Stock issued and outstanding as of September 20, 2024, following the transfer of 3,225,578 shares of Common Stock held by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings.

.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 13,265,151 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 9,035,151 (1)(A) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 13,265,151 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.56% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of (A) 9,035,151 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to that certain Agreement and Plan of Merger dated August 31, 2020 by and among the Issuer, Landsea Holdings, LFCA Merger Sub, Inc. and Landsea Homes Incorporation (as amended, the “Merger Agreement”)and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement defined in the Merger Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, (c) disposing of 4,838,710 shares of Common Stock pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to that certain underwriting agreement dated June 12, 2023 by the Issuer, Landsea Holdings as the selling stockholder and B. Riley Securities, Inc., as representative of the several underwriters named therein (the “2023 Underwriting Agreement”) on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement, (h) the sale of 2,8,000 shares of Common Stock by Landsea Holdings pursuant to that certain underwriting agreement dated March 5, 2024 by the Issuer, Landsea Holdings as the selling stockholder and B. Riley Securities, Inc. and BofA Securities, Inc. as representatives of the several underwriters named therein (the “2024 Underwriting Agreement”) on March 8, 2024, (i) the transfer of 4,100,000 shares of Common Stock by Landsea Holdings on May 14, 2024 pursuant to the Payment Agreement by Landsea Holdings as borrower and 1103849 B.C. LTD., as lender, (j) the transfer of 80,000 shares of Common Stock by Landsea Holdings to Qin Zhou pursuant to the Zhou Agreement on June 3, 2024, (k) the transfer of 50,000 shares of Common Stock by Landsea Holdings to Yitu Wang pursuant to the Wang Agreement on June 3, 2024, (l) the transfer of 450,000 shares of Common Stock on June 20, 2024 pursuant to the SPAs, and (m) the transfer of 3,225,578 shares of Common Stock held by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings; and (B) (i) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement on May 14, 2024, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement, (ii) 80,000 shares of Common Stock Landsea Holdings transferred to Qin Zhou pursuant to the Zhou Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Qin Zhou, and (iii) 50,000 shares of Common Stock Landsea Holdings transferred to Yitu Wang pursuant to the Wang Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Yitu Wang.

Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Management Limited or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,282,883 shares of Common Stock issued and outstanding as of September 20     , 2024, following the completion of the transfer of 3,225,578 shares of Common Stock held by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,295,151 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,065,151 (1)(A) and (1)(C) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 13,295,151 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.64% (2)
14	Type of Reporting Person IN; HC

(1)

Consists of (A) 9,035,151 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to the 2023 Underwriting Agreement on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement on June 21, 2023, (h) the sale of 2,800,000 shares of Common Stock by Landsea Holdings pursuant to the 2024 Underwriting Agreement closed on March 8, 2024, (i) the transfer of 4,100,000 shares by Landsea Holdings to Ever Fast pursuant to the Payment Agreement on May 14, 2024, (j) the transfer of 80,000 shares of Common Stock by Landsea Holdings to Qin Zhou pursuant to the Zhou Award Agreement on June 3, 2024, (k) the transfer of 50,000 shares of Common Stock by Landsea Holdings to Yitu Wang pursuant to the Wang Agreement on June 3, 2024, (l) the transfer of 450,000 shares of Common Stock by Landsea Holdings on June 20, 2024 pursuant to the SPAs, and (m) the transfer of 3,225,578 shares of Common Stock held by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings; and (B) (i) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement on May 14, 2024, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement, (ii) 80,000 shares of Common Stock Landsea Holdings transferred to Qin Zhou pursuant to the Zhou Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Qin Zhou, and (iii) 50,000 shares of Common Stock Landsea Holdings transferred to Yitu Wang pursuant to the Wang Agreement, with respect to which Landsea Holdings may be deemed to share voting power with Yitu Wang; and (C) 30,000 shares of Common Stock held of record by the spouse of Mr. Tian through participation as an investor in the secondary offering under the 2024 Underwriting Agreement, closed on March 8, 2024, with respect to which Mr. Tian may be deemed to share with his spouse the power to vote or dispose, or to direct the voting or disposition of, such 30,000 shares of Common Stock.

Mr. Tian may be deemed to have beneficial ownership of the 16,490,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) and Mr. Tian indirectly beneficially owns approximately 58.53% of Landsea Green Management Limited through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Management Limited or any of Landsea Green Management Limited’s subsidiaries having a beneficial ownership interest in Landsea Holdings that he or it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,282,883 shares of Common Stock issued and outstanding as of September 20, 2024 following the completion of the transfer of 3,225,578 shares of Common Stock held by Landsea Holdings to East West Bank pursuant to the Commercial Pledge Agreement dated June 29, 2023 between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 11amends and supplements the Schedule 13D filed on January 19, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 13, 2022, Amendment No. 2 filed on June 2, 2022, Amendment No. 3 filed on June 16, 2022, Amendment No. 4 filed on June 16, 2023, Amendment No. 5 filed on June 22, 2023,Amendment No. 6 filed on July 21, 2023, Amendment No. 7 filed on March 11, 2024, Amendment No. 8 filed on May 14, 2024, Amendment No. 9 filed on June 5, 2024, and Amendment No. 10 filed on June 24, 2024. This Amendment No. 11 reports that on September 22, 2024, 3,225,578 shares of Common Stock owned by Landsea Holdings and pledged to East West Bank were transferred to East West Bank, and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 11.

Item 5. – Interest in Securities of the Issuer

Item 5 is hereby amended to add the following supplemental information:

(a) - (b) As of September 22, 2024, after the transfer of 3,225,578 shares of Common Stock owned by Landsea Holdings and pledged to East West Bank to East West Bank pursuant to the Commercial Pledge Agreements between East West Bank and Landsea Holdings, and the Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings (discussed below in Item 6 below), Landsea Holdings (i) held of record 9,035,151 shares of Common Stock, and (ii) may be deemed to share voting power with the record owners of 4,230,000 shares of Common Stock as disclosed in the Amendment No. 8 filed on May 14, 2024, and Amendment No. 9 filed on June 5, 2024. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Landsea Holdings the power to vote or dispose, or to direct the voting or disposition of, such shares of Common Stock, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of the shares. Information about the relationships of the Reporting Persons on the cover pages are incorporated herein by reference.

(c) Except for the transfer described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Original 13D Filing, has effected any transactions in the shares during the past 60 days.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Agreement Regarding Consensual Resolution of Credit Facility

Landsea Holdings, as the borrower, and East West Bank, as the lender, entered into that certain Business Loan Agreement dated June 7, 2022 (the “Original Loan Agreement”), pursuant to which East West Bank extended a loan up to $5,000,000 (the “Original Loan”) to Landsea Holdings with 2,025,000 shares of Common Stock pledged to East West Bank as the collateral to secure Landsea Holdings’ obligations under the Original Loan pursuant to the Commercial Pledge Agreement dated June 7, 2022 between Landsea Holdings and East West Bank. On June 29, 2023, Landsea Holdings and East West Bank entered into that certain Change in Terms Agreement (“Change in Terms Agreement”) to amend the Original Loan Agreement by increasing the credit facility to $9,139,137.59 (the “New Loan”), and Landsea Holdings agreed to pledge additional 1,200,578 shares of Common Stock, as a result of which a total of 3,225,578 shares of the Issuer’s Common Stock (the “Pledged Stock”) held by Landsea Holdings would be pledged to secure the New Loan on the terms and conditions of the Commercial Pledge Agreement dated June 29, 2023 between Landsea Holdings and East West Bank (collectively with the Original Loan Agreement as amended by the Change in Terms Agreement, and all other documents executed in connection therewith, the “Loan Documents”). The New Loan closed on July 12, 2023. Landsea Holdings therefore executed and delivered on July 12, 2023 an irrevocable transfer power to pledge additional 1,200,578 shares of the Issuer’s Common Stock in addition to the 2,025,000 shares of the Issuer’s Common Stock which were already pledged to East West Bank to secure the Original Loan, as reported in the Amendment No. 3 and Amendment No. 6 as filed.

Due to certain events of default, East West Bank has elected to take ownership of the Pledged Stock in a strict foreclosure action pursuant to Article 9 of the UCC and in full satisfaction of the obligations of Landsea Holdings under the Loan Documents. In order to resolve the events of default amicably and expeditiously, East West Bank and Landsea Holdings entered into that certain Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 (the “Resolution Agreement”), pursuant to which after East West Bank took the ownership of the Pledged Stock to satisfy Landsea Holdings’ obligations under the Loan Documents, any balance of the proceeds from the sale of the Pledged Stock after fully satisfying the outstanding loan including imputed interest through such sale date and applicable taxes shall be paid to Landsea Holdings. Such Resolution Agreement is attached hereto as Exhibit 16 and incorporated into this Item 6 by reference.

Item 7. – Material to be Filed as Exhibits

Item 7 is hereby supplemented to add the following as an exhibit:

Exhibit 16. Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 between East West Bank and Landsea Holdings Corporation.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Executive Vice President

Landsea Green Management Limited

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of Board of Directors

Ming Tian

/s/ Ming Tian